

May 20, 2015

Via E-mail
Mr. Patrice de Talhouët
Chief Financial Officer
Coty Inc.
350 Fifth Avenue
New York, NY 10118

>   **Re: Coty Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2014**
>   **Filed August 28, 2014**
>   **Form 10-Q for the Fiscal Period Ended March 31, 2015**
>   **Filed May 7, 2015**
>   **Response Dated May 4, 2015**
>   **File No. 1-35964**

Dear Mr. de Talhouët:

We have reviewed your response dated May 4, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2015

Condensed Consolidated Financial Statements, page 1

Segment Reporting, page 8

1.   We note your response to comment four from our letter dated April 7, 2015. Please more fully explain to us the roles of your two division presidents subsequent to the Organizational Redesign. Since it appears to us they both may now be responsible for

consolidated results, please more fully explain how you determined they are not part of a CODM group. Please also explain the internal or external metrics you use to evaluate the performance of your regional SVPs, brand category CMOs, division presidents and CODM. In addition, please describe the extent to which the CODM and division presidents obtain and regularly review financial information that is prepared on both a category and geographic basis (for example, Fragrances – North America).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Net Revenues by Geographic Regions, page 29

2.   We note your response to comment five from our letter dated April 7, 2015. We understand that the geographic disclosures you provide in MD&A are intended to comply with Item 303(a) of Regulation S-K. Based on the significance of your foreign operations, it appears to us that a discussion and analysis of your operations based on geographic groupings is necessary to understand your business rather than voluntary disclosure. However, it remains unclear to us how a geographic analysis based on regions used by your main competitors provides investors with better insight into your business than an analysis based on the geographic regions you use to manage your business. Since MD&A is intended to provide an analysis of your business through the eyes of management, it appears to us you should revise future annual and quarterly filings to disclose and discuss revenues and operating reports based on geographic groupings that are consistent with the way you manage your business. To the extent you want your geographic disclosures to be comparable with your main competitors, it appears to us that you could supplement your geographic groupings to make them comparable.

Liquidity and Capital Resources, page 43

3.   You disclose on page 25 that as part of your purchase of the Bourjois cosmetics brand, your foreign subsidiaries purchased 15.4 million shares of your Class A common stock for $373.5 million in cash and subsequently exchanged these shares with CHANEL as consideration for Bourjois. Your disclosure indicates that you used the cash proceeds from your foreign subsidiaries to repay revolving debt. Please fully explain to us, and clarify in future filings, the business purpose for having your foreign subsidiaries (rather than the parent company) exchange shares with CHANEL. If the transaction was structured in this manner for tax purposes, please fully explain to us, and clarify in future filings, the impact on your financial statements and any potential risks and consequences related to your accounting.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief